Conformed Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes               No   X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: April 2, 2004	By: /s/ Carlos Marín

Name: Carlos Marín
Chief Financial Officer

NEWS RELEASE

For Further Information:

Juan Diuana	Lucia Domville
Investor Relations	Citigate Financial Intelligence
Masisa S.A.	(201) 499-3548
(56 2) 707-8710	Email: lucia.domville@citigatefi.com
Email: juan.diuana@masisa.com
Internet: www.masisa.com

MASISA S.A. ANNOUNCES ANNUAL SHAREHOLDERS MEETING

(Santiago, Chile, March 31, 2004) - Masisa S.A. (NYSE: MYS), Latin America’s leading wood board manufacturer, today announced that its Board of Directors resolved to hold the Company’s Annual Shareholders Meeting on April 21st, 2004.

During the Company’s Ordinary Board Meeting, held today, the Board agreed to hold the Company’s Annual Shareholders Meeting on April 21st, 2004, at 12:00 PM in the Company’s facilities at Jose Manuel Balmaceda N° 8050, Valdivia, Chile.

Pursuant to applicable law, the Shareholders Meeting shall decide upon the following matters:

1.	Annual Report, Financial Statements and External Auditors Report corresponding to fiscal year 2003.
2.	Renewal and appointment of Board members.
3.	Determination of the remuneration of the Board of Directors.
4.	Remuneration and budget for the Directors’ Committee.
5.	Appointment of External Auditors and Credit Risk Agencies for fiscal year 2004.
6.	Distribution of the profits made during fiscal year 2003, explanation of the dividend policy and of the security measures, and proceedings for dividend payment.
7.	Information regarding the Board resolutions referred to in Article 44 of Law N° 18.046,
Corporations Act.
8.	Other matters, excluding those exclusive to the Extraordinary Shareholders Meetings.

The publications and summons to the shareholders shall be made and delivered within the legal and statutory terms.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in Latin America of MDF, OSB and particle boards. The Company owns and operates MDF and particle board facilities in Chile and Argentina; MDF and OSB facilities in Brazil; and particle board facilities in Mexico. Masisa is the leading producer and distributor of the wood board market in Chile and Argentina, and one of the three most important participants in Brazil and Mexico. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

FREE TRANSLATION

MASISA S.A.
Listed Corporation
Securities Registry Inscription No. 132

Valdivia, April 1st, 2004

Mr./Ms.
Shareholder of Masisa S.A.
Present

Dear sir/madam,

We hereby inform you that the Board of Directors of Masisa S.A. resolved to call for the company’s Annual Shareholders Meeting to be held on April 21st, 2004, at 12:00 PM in the facilities of the company located at Jose Manuel Balmaceda N° 8050, Valdivia, Chile.

The Shareholders Meeting shall decide upon the following matters:

1.	Annual Report, Financial Statements and External Auditors Report corresponding to fiscal year 2003.
2.	Renewal and appointment of Board members.
3.	Determination of the remuneration of the Board of Directors.
4.	Remuneration and budget of the Directors’ Committee.
5.	Appointment of External Auditors and Rating Agencies for fiscal year 2004.
6.	Distribution of the profits made during fiscal year 2003, explanation of the dividend policy and of the security measures and proceeding for the payment thereof.
7.	Information regarding the Board resolutions referred to in Article 44 of Law N° 18.046,
Corporations Act.
8.	Other matters that are not of the competence of the Extraordinary Shareholders
Meetings.

ATTENDANCE TO THE MEETING

Shareholders who are registered in the Shareholders Registry at least 5 business days before April 21, 2004, i.e., on April 15th, 2004, shall be entitled to attend to the Meeting. If required, qualification of the powers-of-attorney shall take place at the same date and place set for the Meeting, at the time it shall begin.

We attach hereto a form of the power-of-attorney for those shareholders that desire to attend to the Meeting through representatives.

CONSOLIDATED FINANCIAL STATEMENTS

They were published in Diario Austral of Valdivia on April 1st, 2004.

REMITTANCE OF ANNUAL REPORT

Pursuant to Circular No. 1,108 of the Chilean Superintendencia de Valores y Seguros, the company submitted the Annual Report corresponding to the fiscal year ending on December 31st, 2003, to the 202 shareholders of the company who hold an investment greater than 120 UF (app. US$ 3,419.33).

Notwithstanding the foregoing, those shareholders who do not reach the above threshold may request a copy of the Annual Report in writing, which shall be submitted shortly. In addition, in the facilities of the company located at José Manuel Balmaceda N° 8050, Valdivia, as well as in the offices of Los Conquistadores 1700 Piso 12, Providencia, Santiago, Huerfanos 770, Piso 22, Santiago, and Camino a Coronel KM 10, Concepción, there is a number of issues of the Annual Report and additional information for the review of the shareholders that desire to do so, within 9:00 AM and 2:00 PM.

Yours truly,

MASISA S.A.

Eduardo Vial Ruiz-Tagle
CEO

FREE TRANSLATION
POWER-OF-ATTORNEY FOR SHAREHOLDERS MEETING

NOTE: The place of execution, date and name of the attorney must be hand-written by the shareholder or its representative.

____________________, _______/_______/_______
Place of execution          day        month     year

I/We hereby empower

____________________________________________________________________________________________________________
                              (name)                                (middle name)                                   (last name)

with the faculty to delegate, to represent me/us, with the right to speak and vote, in Masisa S.A.’s Annual Shareholders Meeting to be held on April 21st, 2004, at 12:00 PM in the facilities of the company located at Jose Manuel Balmaceda 8050, Valdivia, Chile, or in the Meeting that may be held in its place if the former could not take place due to lack of quorum, defects in its summoning or if it was suspended.

The above individualized attorney, or the person in whom it may delegate, may exercise in the Meeting all the rights to which I/we are entitled to as shareholder pursuant to the Corporations Act, its Rules and the company’s bylaws.

This power-of-attorney is granted for the total number of shares to which I/we hold title to according to the company’s Shareholders Registry 5 business days before the date of the Meeting.

This power-of-attorney shall only be deemed as revoked by another power-of-attorney that I/we may grant on a date subsequent to the date hereof to a different attorney, and if two or more powers-of-attorney of the same date granted to different attorneys were presented, they shall not be considered to determine the voting quorum of the Meeting.

1.	Individual Shareholder

Name:

I.D. No.

2.	Corporate Shareholder

Name:

Taxpayer No.

Name of representatives of shareholder:

Representative 1		Representative 2

Name:		Name:

I.D. No.		I.D. No.

_____________________________________________________
Shareholder
Signature(s)